Exhibit 99.1
Discussion of Q2 2006 and Recent Developments
SUMMARY
The Eksportfinans Group experienced positive development in its business activities in the first half-year of 2006 compared to the equivalent period in 2005.
Net interest income for the Group in the first half-year of 2006 was NOK 233 million, which was NOK 76 million higher than in the corresponding period in 2005. The increase was primarily due to higher volumes of lending and liquidity placements. In addition, better margins and a higher interest rate level for Norwegian kroner as well as higher gains on reacquired debt contributed to the increase. Net income was NOK 113 million in the first half-year of 2006, up from NOK 54 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
Total assets for the group were NOK 144.0 billion at the end of the first half-year 2006. This was an increase of NOK 8.0 billion since December 31, 2005.
New lending in the first half-year of 2006 amounted to NOK 14.9 billion, of which NOK 11.1 billion were export related loans while NOK 3.8 billion were loans to the municipal sector in Norway. At the end of the first half-year of 2005, total new lending was NOK 10.3 billion. The increase was due to a significant increase in demand for export financing, particularly within the maritime sector.
During the first six months of 2006 Eksportfinans borrowed NOK 30.8 billion in the international capital markets, compared to NOK 19.8 billion in the corresponding period in 2005.
EXPORT LENDING
The strong demand for new export loans continued during the second quarter of 2006. The total volume of disbursements of new, export related loans was NOK 11.1 billion, compared to NOK 6.0 billion at the same time in 2005. New loan disbursements for financing of capital goods was NOK 4.9 billion in the first half-year of 2006, of which NOK 2.4 billion was Government supported fixed rate financing. Financing of capital goods in the equivalent period in 2005, was NOK 0.5 billion.
The first half-year of 2006 showed a strong order intake. The volume of accepted, but not yet disbursed loan offers was NOK 29.0 billion at June 30, 2006 compared to NOK 17.8 billion at the same time in 2005. Currently, it is expected that approximately NOK 18 billion of the NOK 29.0 billion order intake will actually materialize as loan disbursements during the next three years.
The increase in the volume of new loan disbursements in the first half-year 2006 was related to financing of exports of capital goods, primarily within the maritime sectors such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway experienced improved market conditions, due to the current high oil prices among other factors.
Strong demand for products offered by the Norwegian maritime industry resulted in a higher demand for the services offered by Eksportfinans. In addition, an environment of higher interest rate levels made the Government supported fixed rate financing scheme favorable compared to financing on market terms. As a consequence of this trend, the tendency is that more of the borrowers are located in OECD-countries.

LOCAL GOVERNMENT LENDING
Total outstanding loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS at June 30, 2006 amounted to NOK 52.0 billion, which was an increase of 9.2 percent compared to the same time in 2005. The demand for municipal credits from Kommunekreditt in the first half of 2006 increased by more than 20 percent compared to the same period in 2005. However, Kommunekreditt disbursed NOK 3.8 billion in new loans in the first half of 2006, representing a decrease of NOK 0.4 billion compared to the corresponding period in 2005. The decrease was mainly due to a more conservative pricing strategy in the first quarter of 2006. In the second quarter the pricing strategy was changed, and in June 2006 disbursements from Kommunekreditt were NOK 800 million higher than in June 2005.
The increasing short term interest rate level in Norwegian kroner has still not led to a significant increase in the demand for fixed interest rate loans. The percentage of loans with a floating interest rate was 84 percent at the end of the first half 2006. The corresponding share in the first half of 2005 was 82 percent.
FUNDING
In the first six months of 2006, Eksportfinans borrowed a total of NOK 30.8 billion by way of 341 individual funding transactions.
In May, Eksportfinans became the first Scandinavian borrower to issue a 10-year USD 1 billion bond. This Global Benchmark transaction, joint-lead managed by Goldman Sachs, Morgan Stanley and Nomura represented a very successful landmark for Eksportfinans as well as for the Scandinavian capital markets. US-based investors bought 61 percent of the bonds, with the remainder split between Europe & the Middle East with 19 percent, and Asia with 20 percent.
Eksportfinans also continued its active borrowing under its US Medium Term Note (US MTN) program, and issued USD 2.1 billion (NOK 13.5 billion) in the first half of 2006, including the above mentioned 10-year USD 1 billion Global Benchmark transaction.
In June, Eksportfinans launched eFunding, its innovative web-based platform for pricing and executing structured Medium Term Notes, at Euromoney’s Global Borrowers and Investors Forum in London. eFunding provides arranging banks with around-the-clock self-service access to Eksportfinans’ pricing and documentation, allowing for funding transactions being concluded across all time zones. The Board is pleased that the development of the first phase of the eFunding platform was concluded on time and within budget.
RESULTS
Net interest income was NOK 233 million in the first six months of 2006. This was NOK 76 million higher than for the corresponding period in 2005. The return on assets was 0.33 percent in the first half-year of 2006, up from 0.27 percent for the corresponding period in 2005 and up from 0.29 for the year 2005 as a whole.
Commissions and income related to banking services, which for the main part consist of guarantee commissions, was in line with the same period of 2005. Commissions and costs related to banking services were also in line with the first six months of 2005.
Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 8 million in the first half-year of 2006, down from NOK 11 million for the corresponding period in 2005. The total gains on securities were NOK 10 million, of which NOK 4 million were realized gains. Losses on foreign currencies amounted to NOK 2 million.

Salaries, other administrative expenses and other operating expenses were NOK 81 million in the first six months of 2006, compared to NOK 89 million in the corresponding period in 2005. Operating expenses were high in the first half-year of 2005 due to a restructuring process that included voluntary severance payment packages.
Return on equity was 8.6 percent in the first half-year of 2006, up from 4.2 percent in the corresponding period in 2005.
THE BALANCE SHEET
Total assets increased by NOK 23.1 billion from June 30, 2005 to June 30, 2006.
Total lending increased by NOK 3.6 billion in the first half-year of 2006, to NOK 85.0 billion at June 30, 2006. At June 30, 2005 total lending amounted to NOK 74.2 billion. Total outstanding placements in securities were up NOK 4.9 billion at June 30, 2006 compared to December 31, 2005. Outstanding placements in securities increased by NOK 14.4 billion from the end of the first half-year of 2005 until the end of the first half-year of 2006.
The capital adequacy ratio for the group was 14.0 percent at June 30, 2006, compared with 14.9 percent at June, 30 2005 and 13.1 percent at the end of 2005. The reduction from the end of the first half-year of 2005 was mainly due to the planned increase in total assets. The increase from year-end 2005 was mainly due to the issuance of subordinated debt in the first half-year of 2006.
U.S. GAAP
The foregoing discussion is based on the Company’s unaudited consolidated interim financial statements prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Net income in accordance with U.S. GAAP for the first six months of 2006 was NOK (767.4) million, NOK 880.2 million lower than net income under Norwegian GAAP. At June 30, 2006, shareholders’ equity in accordance with U.S. GAAP was NOK 2,490.7 million, NOK 199.3 million lower than shareholders’ equity under Norwegian GAAP. The differences in both net income and shareholders’ equity between Norwegian GAAP and U.S. GAAP was primarily due to different accounting treatment of derivatives under the two sets of accounting principles. See Note 2 of the notes to our unaudited consolidated interim financial statements below.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the three months ended		For the six months ended		For the year ended
	June 30,		June 30,		Dec. 31,
	2006	2005	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	1,210	761	2,300	1,437	3,285
Interest and related expenses	1,087	686	2,067	1,280	2,929

Net interest income	123	75	233	157	356
Commissions and income related to banking services	2	1	3	3	6
Commissions and expenses related to banking services	1	1	3	2	5
Net gains/(losses) on securities and foreign currencies	(2)	(6)	8	11	11
Other operating income	2	0	4	1	2
Salaries and other administrative expenses	39	34	74	70	148
Depreciation	3	3	7	6	14
Other operating expenses	5	3	7	19	26
Realized loan losses	0	0	0	0	0

Net income before taxes	76	29	157	75	182
Income taxes	21	8	44	21	54

Net income	55	21	113	54	128

Per share data:
Net income			745	356	843
Dividends					760
The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of		As of
	June 30,		December 31,
	2006	2005	2005
(NOK million)	(unaudited)	(unaudited)	(audited)

Loans and receivables due from credit institutions	5,882	8,425	9,851
Loans and receivables due from customers	80,315	68,501	73,608
Securities	54,763	40,358	49,830
Intangible assets	25	21	22
Fixed assets	127	123	127
Other assets	2,091	3,006	1,829
Prepayments and accrued revenues	756	441	668

TOTAL ASSETS	143,959	120,875	135,935

Deposits by credit institutions	47	49	159
Borrowings through the issue of securities	138,284	115,032	130,339
Other liabilities	391	1,246	846
Accrued interest and other expences	669	425	547
Accrued expences and provisions	24	36	26
Subordinated debt	1,284	886	862
Capital contribution securities	570	583	579

TOTAL LIABILITIES	141,269	118,257	133,358

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	821	808	821
Net income for the period	113	54	—

TOTAL SHAREHOLDERS’ EQUITY	2,690	2,618	2,577

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	143,959	120,875	135,935

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CASH FLOW

	For the six months ended
	June 30,	June 30,
	(unaudited)	(unaudited)
(in NOK millions)	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES:
Net income	113	54
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses/(gains) on securities	2	(8)
Depreciation	8	6
Changes in operating assets and liabilities, excluding effects of acquisition:
Income from jointly controlled activity		0
Accrued interest receivable	(108)	(62)
Other receivables	(1,023)	40
Accrued liabilities	(151)	(241)
Other	22	22

Net cash provided by operating activities	(1,137)	(189)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disbursements on loans	(11,062)	(10,261)
Principal collected on loans	6,519	4,731
(Increase)/decrease in financial investments	(11,056)	(3,277)
Purchases of fixed assets	(11)	(6)

Net cash used in investing activities	(15,610)	(8,813)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in commercial paper debt	(1,801)	(4,859)
Proceeds from issuance of bond debt	29,414	19,777
Principal payments on bond debt	(12,057)	(5,719)
Change in subordinated debt and preferred capital securities/capital contribution securities	467	(4)
Dividends paid	(115)	(197)

Net cash provided by financing activities	15,908	8,998

Effect of exchange rate changes on cash and cash equivalents	(21)	6

Net increase/(decrease) in cash and cash equivalents	(863)	2
Cash and cash equivalents at beginning of period	1,101	697

Cash and cash equivalents at end of period	238	699

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in line with accounting legislation and regulations from the Ministry of Finance.
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2005, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F/A for the year ended December 31, 2005.
The Group has adopted a new regulation on accounting for loans at January 1, 2006. According to the regulation, loans are measured at amortised cost using the effective interest method. Commission fees in excess of cost attributable to the establishment of loans are to be amortised over the life of the loans. There are further changes in the requirements to assess whether loans are impaired. The new regulation had no effect on the accounts at June 30, 2006 or on the comparative data. The Group considers there to be no need to make impairment charges due to the credit support on its loans. Commission fees on loans do not exceed the cost attributable to the establishment of loans.

2. Generally accepted accounting principles in the United States
The Company’s unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).
The following is a summary of significant adjustments to consolidated net income for the periods ended June 30, 2006 and 2005 and to shareholders’ equity as of June 30, 2006 and December 31, 2005.
For differences existing at December 31, 2005, see further explanations in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F/A for the year ended December 31, 2005.
Early adoption of FAS 155 Accounting for Certain Hybrid Financial Instruments
The Company has adopted FAS 155, which applies to issued debt instruments that contain embedded derivatives that would otherwise need to be bifurcated in accordance with U.S. GAAP (FAS 133). The FAS 155 permits a one-time election either on issuance of the debt instrument or transition to the standard, to report these instruments at fair value, rather than as a host contract at amortised cost with the embedded derivative separately reported at fair value.
As of our adoption of FAS 155 on January 1, 2006, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument were recognized as a cumulative-effect adjustment to beginning retained earnings. The gross gains and losses that make up the cumulative-effect adjustments, determined on an instrument-by-instrument basis, equal NOK 617 million of gains and NOK 854 million of losses. The net effect on consolidated net income under U.S. GAAP on transition was NOK 237 million (pre tax).

	Six months	Six months
	ended, June	ended, June
	30, 2006	30, 2005
(in NOK millions)	(unaudited)	(unaudited)

Net income as reported in accordance with Norwegian accounting principles	112.8	54.1
Trading portfolio	(1.7)	(0.4)
Available-for-sale securities	(2.2)	(2.9)
Derivatives	(1,659.5)	(278.1)
Hybrid financial instruments	439.5	—
Amortization of premium/ discount	3.6	128.1
Amortization of transition adjustment hedged object:
- loans	0.2	—
- borrowings	(2.0)	(0.7)
Revaluation of property	0.4	0.4
Goodwill	—	—
Depreciation of property	(0.8)	(0.8)
Tax effect on the above Norwegian/U.S. GAAP reconciling items	342.3	43.2

Net income in accordance with U.S. GAAP	(767.4)	(57.1)

Other comprehensive income:
Available for sale securities, net of related tax effect	(91.1)	79.3

Comprehensive income in accordance with U.S. GAAP	(858.5)	22.2

	June 30,	December 31,
	2006	2005
	(unaudited)	(unaudited)

Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,690.0	2,577.1
Trading portfolio	(5.8)	(4.0)
Available-for-sale securities	44.1	46.3
Derivatives	(1,089.9)	(1,192.4)
Hybrid financial instruments	510.6	—
Premium/ discount less amortizations	90.6	2,157.0
Transition adjustment hedged object less amortizations:
- loans	(3.5)	(3.7)
- borrowings	21.4	23.4
Dividends proposed	—	115.3
Revaluation of property	(46.6)	(47.1)
Depreciation of property	(4.0)	(3.2)
Goodwill	3.3	3.3
Tax effect on the above Norwegian/U.S. GAAP reconciling items	135.3	(273.3)
Adjustments to other comprehensive income:
Available-for-sale securities, net of tax effect	145.2	236.4

Shareholders’ equity in accordance with U.S. GAAP	2,490.7	3,635.1

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

Beginning Balance	3,635.1	3,944.0

Comprehensive income:
Net income	(767.4)	(86.3)
Other comprehensive income	(91.1)	(25.8)

Comprehensive income	(858.5)	(112.1)
Change in accounting principle (FAS 155)	(170.6)	—
Dividends paid	(115.3)	(196.8)

Ending Balance	2,490.7	3,635.1

Consolidation of variable interest entities
U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (“SPE”s), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. All such lending is fully guaranteed by Norwegian and foreign banks or the Norwegian government. The Company has no other variable interests nor any other relationships or transactions with these entities, therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Guarantor credit ratings are high. All of the loans to SPE’s are guaranteed by institutions with ratings between AAA and A-. Historically, the Company has experienced no losses on any of these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R.
Outstanding amounts lent to SPE’s were NOK 3,252 million at June 30, 2006. Outstanding amounts lent to SPE’s where the Company provided more than 50% of the financing on inception were NOK 3,068 million at June 30, 2006.
3. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	June 30, 2006		June 30, 2005		Dec.31, 2005
(in NOK millions)	(unaudited)		(unaudited)		(audited)
	Book value	Risk-	Book	Risk-	Book value	Risk-
		Weighted	value	weighted		weighted
		value		value		value

Total assets	124,460	25,347	103,545	21,195	117,450	24,260
Off-balance sheet items		2,984		3,149		3,122

Total risk-weighted value banking portfolio		28,331		24,344		27,382
Total risk-weighted value trading portfolio		3,069		2,662		2,942
Total currency risk		74		109		54

Total risk-weighted value		31,474		27,115		30,378

The Company’s risk capital

	June 30, 2006		June 30, 2005		Dec.31, 2005
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(unaudited)		(audited)

Core capital (share capital, other equity and capital contribution securities)	3,001	9.5%	3,019	11.1%	2,992	9.8%
Additional capital (subordinated debt)	1,399	4.5%	1,020	3.8%	996	3.3%

Total risk capital	4,400	14.0%	4,039	14.9%	3,988	13.1%

4. Loans and receivables due from credit institutions

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Bank deposits	1,179	2,734	2,073
Reverse repos with credit institutions	—	—	—
Loans (also included in note 4)	4,703	5,691	7,778

Total	5,882	8,425	9,851

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

5. Loans

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Loans due from credit institutions	4,703	5,691	7,778
Loans due from customers	80,315	68,501	73,607

Total	85,018	74,192	81,385

Commercial loans	79,301	70,143	77,385
Government-supported loans	5,717	4,049	4,000

Total	85,018	74,192	81,385

Capital goods	8,005	5,604	5,527
Ships	7,422	6,076	7,206
Export-related and international activities (1)	17,505	14,810	16,887
Financing on behalf of the government (2)	—	16	17
Loans to Norwegian local government sector	52,016	47,610	51,676
Loans to others	70	76	72

Total	85,018	74,192	81,385

(1)	Export-related and international activities consists of loans to the following categories:

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Oil and gas	644	576	644
Pulp and paper	3,968	3,958	3,993
Engineering and construction	29	368	53
Aluminum, chemicals and minerals	291	273	401
Aviation and shipping	—	115	25
Hydro electric power	175	175	175
Consumer goods	3,457	4,357	4,577
Banking and financing	4,088	780	2,861
Real estate management	4,787	4,097	4,035
Other categories	66	111	123

Total	17,505	14,810	16,887

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
6. Non-performing loans and loan impairments

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Interest and principal-payments more than 90 days past due	6	8	7
Not matured principal on loans with payments more than 90 days past due	23	26	25

Total	29	34	32

Loan impairment charges	—	—	—
The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.

7. Securities

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Trading securities	17,413	14,380	16,760
Securities available for sale	37,072	25,667	32,781
Securities held to maturity	278	311	289

Total	54,763	40,358	49,830

8. Other assets

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	935	2,909	1,668
Interim account 108 Agreement	66	87	84
Other	1,090	10	77

Total	2,091	3,006	1,829

9. Borrowings through the issue of securities

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Commercial paper debt	604	148	2,500
Bond debt	137,680	114,884	127,839

Total	138,284	115,032	130,339

Issues of long term debt in 2006 as of June 30, 2006:
The issues are grouped by currency and interest rate structure with the maturity range specified.

Norwegian kroner (“NOK”) debt:
NOK	3,695,000	Fixed rate issues due 2007 - 2013
NOK	250,000	Floating rate issues due 2008
NOK	1,629,751	Structured issues due 2006 – 2014 (1)
United States dollar (“USD”) debt:
USD	4,971,962	Fixed rate issues due 2006 - 2016
USD	50,000	Floating rate issues due 2006 - 2015
USD	4,479,398	Structured issues due 2006 – 2017 (1)
Australian dollar (“AUD”) debt:
AUD	424,000	Fixed rate issues due 2007 - 2008
AUD	143,200	Structured issues due 2006 – 2013 (1)
Brazilian real (“BRL”) debt:
BRL	52,700	Structured issues due 2006 (1)
Canadian dollar (“CAD”) debt:
CAD	994,000	Fixed rate issues due 2007 – 2008
CAD	47,800	Structured issues due 2006-2030 (1)
Swiss franc (“CHF”) debt:
CHF	1,450,000	Fixed rate issues due 2006 - 2013
Czech koruna (“CZK”) debt:
CZK	500,000	Structured issues due 2010 (1)
Danish kroner (“DKK”) debt:
DKK	2,462,179	Structured issues due 2006 – 2016 (1)
Euro (“EUR”) debt:
EUR	1,107,172	Fixed rate issues due 2006 – 2017
EUR	494,650	Structured issues due 2006 – 2020 (1)
Pound sterling (“GBP”) debt:
GBP	102,013	Fixed rate issues due 2009 - 2010
GBP	100,000	Structured issues due 2006 – 2007 (1)
Hong Kong dollar (“HKD”) debt:
HKD	2,994,326	Fixed rate issues due 2006 – 2019
HKD	257,382	Structured issues due 2011 – 2016 (1)
Hungarian forint (“HUF”) debt:
HUF	7,200,000	Fixed rate issues due 2007
Indonesian rupiah (“IDR”) debt:
IDR	87,200,000	Structured issues due 2007 (1)
Icelandic kronur (“ISK”) debt:
ISK	11,000,000	Fixed rate issues due 2007 – 2008
ISK	667,000	Structured issues due 2010 (1)
Japanese yen (“JPY”) debt:
JPY	81,000,000	Fixed rate issues due 2007 – 2013
JPY	650,000	Floating rate issues due 2007
JPY	543,609,360	Structured issues due 2006 – 2035 (1)
Mexican peso (“MXN”) debt:
MXN	400,000	Fixed rate issues due 2007
New Zealand dollar (“NZD”) debt:
NZD	489,000	Fixed rate issues due 2007 – 2009
NZD	81,000	Structured issues due 2008 (1)
Swedish kroner (“SEK”) debt:
SEK	1,000,000	Fixed rate issues due 2007 – 2011
SEK	121,175	Structured issues due 2008 (1)
Singapore dollar (“SGD”) debt:
SGD	85,000	Fixed rate issues due 2007
SGD	6,000	Structured issues due 2007 (1)

Turkish lira (“TRY”) debt:
TRY	201,620	Fixed rate issues due 2006 - 2008
South African rand (“ZAR”) debt:
ZAR	278,050	Fixed rate issues due 2006 2008

(1)	“Structured issues” are debt instruments that contain an embedded derivate instrument. Structured issues include non-callable as well as single-or multi-callable instruments; include fixed rate, floating rate, or a combination of fixed and floating rate instruments; include dual- or multi-currency or reversed- or power reversed dual currency instruments and include FX-linked, index-linked, fund-linked, CMS-linked, commodity-linked, credit-linked or equity-linked instruments and range accrual notes or combinations thereof.
10. Other liabilities

	June 30, 2006	June 30, 2005	Dec.31, 2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0	0
Other	391	1,246	846

Total	391	1,246	846

11. Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2004 and 2005 and the six months ended June 30, 2006, is as follows:

(in NOK millions except for	Number of	Share premium	Share	Other	Net income for
number of shares)	shares	reserve	capital	equity	the period	Total

Balance Dec 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations June 30, 2005		0	0	0	53	53

Balance at June 30, 2005	151,765	162	1,594	809	53	2,618

Restitution of allocations June 30, 2005		0	0	0	(53)	(53)
Allocations 2005		0	0	12	0	12

Balance Dec 31, 2005	151,765	162	1,594	821	0	2,577

Balance at Jan 1, 2006	151,765	162	1,594	821	0	2,577
Allocations June 30, 2006*		0	0	0	113	113

Balance June 30, 2006*	151,765	162	1,594	821	113	2,690

*     unaudited

12. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the six months	For the six months	For the year ended
	ended June 30,	ended June 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	185	113	270
Kommunekreditt	48	44	86

Total Company	233	157	356

Net income after tax
Eksportfinans	92	34	93
Kommunekreditt	21	20	35

Total Company	113	54	128

	June 30,	June 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Total assets
Eksportfinans	91,626	72,955	83,763
Kommunekreditt	52,333	47,920	52,172

Total Company	143,959	120,875	135,935

Total equity
Eksportfinans	2,016	2,081	2,025
Kommunekreditt	674	537	552

Total Company	2,690	2,618	2,577

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F/A for the year ended December 31, 2005.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
13. Commitments and contingent liabilities
GUARANTEES ISSUED

	June 30,	Dec. 31,
	2006	2005
(NOK thousands)	(unaudited)	(audited)

Credit default swaps	1,111,528	1,152,534
Payment guarantees	3,853,616	4,228,981

(NOK thousands)	0-1 year	2-3 year	4-5 year	Over 5 years	Total

Credit default swaps	794,088	317,440	0	0	1,111,528
Payment guarantees	135,399	161,882	491,079	3,065,256	3,853,616

Credit Default Swaps
Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally four totaling a face value of USD 70 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A1 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.
Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection with respect to counterparty x or investing in securities are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.
The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of June 30, 2006, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.
Payment Guarantees
In addition to the lending activity, Eksportfinans issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification.
As of June 30, 2006 Eksportfinans had four such guarantees outstanding, none of which were impaired at that date. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above.

OTHER TRANSACTIONS

	June 30,	Dec. 31,
	2006	2005
(NOK thousands)	(unaudited)	(audited)

Accepted commitments	30,058,281	27,699,646

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years.
With respect to funding activity, the Company has been entering into short- and long-term transactions with embedded derivatives to a fairly large extent. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfill its obligations. Issues of bond debt in 2006 are specified in note 9. Further detail regarding commercial paper debt and bond debt are set out in notes 20 and 21 to our audited financial statements included in our Annual Report on Form 20-F/A for the year ended December 31, 2005.
14. Pensions
The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.
The components of net pension expense are as follows:

	June 30,	June 30,	Dec. 31,
	2006	2005	2005
(NOK thousands)	(unaudited)	(unaudited)	(audited)

Present value of accrued pension rights	6,343	5,132	10,967
Interest cost on projected benefit obligation	3,731	3,560	7,300
Return on plan assets	(3,854)	(4,313)	(8,477)
Payroll tax of CPA	34	—	67
Amortization of changes in actuarial estimates and differences in actual and expected return on plan assets	1,258	542	1,325

Net pension expense	7,512	4,921	11,182

15. Restructuring provisions

	June 30, 2006	Dec.31, 2005
(in NOK thousands)	(unaudited)	(audited)

Provisions at January 1,	4,734	412
New provisions	1,133	13,500
Expenses	2,889	9,178

Provisions at end of period	2,978	4,734

New provisions is included in the line item “other operating expenses” in the respective year.

RATIOS AND KEY FIGURES

		For the six months ended		For the year
		June 30,		ended Dec. 31,
		2006	2005	2005
	(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)

	OPERATING STATISTICS
1.	Net interest income	233	157	356
2.	Net income before taxes	157	75	182
3.	Return on equity	8.6%	4.2%	5.0%
4.	Return on assets	0.33%	0.27%	0.29%
5.	Net operating expenses/average assets	0.12%	0.16%	0.15%

		June 30,	June 30,	Dec 31,
		2006	2005	2005
	(NOK million)	(unaudited)	(unaudited)	(audited)

	BALANCE SHEET STATISTICS
6.	Total assets	143,959	120,875	135,935
7.	Total loans outstanding	85,018	74,192	81,385
8.	New loans disbursed	14,866	10,261	22,449
9.	New long-term borrowing	29,414	19,777	45,087
10.	Borrowers/guarantors – public sector share	67.7%	72.7%	70.9%
11.	Capital adequacy	14.0%	14.9%	13.1%
12.	Exchange rate NOK/USD	6.2424	6.5461	6.7687
Definitions:
3.	Net income/average equity.

4.	Net interest income including provisions/average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of loans and receivables due from customers and part of loans and receivables due from external credit institutions in the balance sheet.